Exhibit 99.1
Agreement Regarding Disclosure of Long-Term Debt Instruments
     In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, AIMCO Properties, L.P., a Delaware limited partnership (the “Company”), has not filed as an exhibit to its Quarterly Report on Form 10-Q for the period ended March 31, 2006, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company hereby agrees to furnish a copy of any such agreement to the Securities Exchange Commission upon request.

AIMCO PROPERTIES, L.P. By: AIMCO GP, Inc., its general partner
By:	/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and Chief Financial Officer